UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*




                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 0462220109
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   Arthur Stern
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(2)  Check  the  Appropriate  Box if  a  Member of  a  Group  (See Instructions)
        (a)                       (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:   United States
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Number of Shares Beneficially Owned by         (5)  Sole Voting
    Each Reporting Person                             Power:            601,408*
                                                    ----------------------------
                                               (6)  Shared Voting
                                                      Power:                --
                                                    ----------------------------
                                               (7)  Sole Dispositive
                                                      Power:            601,408*
                                                    ----------------------------
                                               (8)  Shared Dispositive
                                                      Power:                --
                                                    ----------------------------
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   601,408*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X
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(11) Percent of Class Represented by Amount in Row (9):  14.7%
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(12) Type of Reporting Person (See Instructions):  IN
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*   Includes  107,271  shares  of  Asta  Funding,  Inc.  owned  by  Asta  Group,
Incorporated which represents Mr. Stern's proportionate equity interest in the shares owned by Asta Group, Incorporated. Includes 82,167 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2001. Excludes 36,333 shares of Common Stock issuable upon exercise of options
that   are   not   exercisable   within   60   days  of   December   31,   2001.
--------------------------------------------------------------------------------

Item 1(a).  Name Of Issuer:  Asta Funding, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:  210 Sylvan Avenue,
            Englewood Cliffs, New Jersey 07632
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Item 2(a).  Name of Person Filing:  Arthur Stern
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            210 Sylvan Avenue, Englewood Cliffs, NJ  07632
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  0462220109
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Item 3.     If  This  Statement  Is  Filed  Pursuant  to   ss.240.13d-1(b) or
            240.13d-2(b) or (c), check whether the Person Filing is a

      (a)   [  ] Broker or Dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o);

      (b)   [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c)   [  ] Insurance company as  defined in  section 3(a)(19) of  the Act
                 (15 U.S.C. 78c);

      (d)   [  ] Investment Company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8);

      (e)   [  ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
                 (E);

      (f)   [  ] An Employee Benefit Plan  or Endowment Fund in  accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

      (g)    [  ] A Parent Holding Company or control  person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

      (h)    [  ] A Savings  Associations  as  defined  in  Section 3(b)  of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)    [  ] A Church Plan  that is  excluded  from  the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)    [  ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

      (a)    Amount Beneficially Owned (as of December 31, 2001):

             601,408*
             ---------------------------------------------------

      (b)    Percent of Class (as of December 31, 2001):

             14.7%
             ---------------------------------------------------

      (c)    Number of Shares as to which such person has:

           (i)   sole power to vote or to direct the vote   601,408*
                                                            --------

           (ii)  shared power to vote or to direct the vote    --
                                                            --------

           (iii) sole power to dispose or to direct the disposition of  601,408*
                                                                        --------

           (iv)  shared power to dispose or to direct the disposition of   --
                                                                         -------

* Includes 107,271 shares of Asta Funding, Inc. owned by Asta Group, Incorporated which represents Mr. Stern's proportionate equity interest in the shares owned by Asta Group, Incorporated. Includes 82,167 shares of Common Stock issuable upon exercise of options exerciseable within 60 days of December 31, 2001. Excludes 36,333 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of December 31, 2001.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.   N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           February 14, 2002
                                           -------------------------------------
                                           (Date)


                                           /s/Arthur Stern
                                           -------------------------------------
                                           (Signature)


                                           Arthur Stern
                                           Chairman of the Board
                                           -------------------------------------
                                           (Name/Title)



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)